MICROELECTRONICS TECHNOLOGY COMPANY

FORM 8-K
(Current report filing)

Filed 02/09/10 for the Period Ending 02/09/10

Address	1702 ChinaChem Tower, 34 – 37 Connaught Road, Central, Hong Kong, China
Telephone	(852) 3106-3103
CIK	0001329136
Symbol	MELY
SIC Code	1000 – Metal Mining
Industry	Gold & Silver
Sector	Basic Materials
Fiscal Year	06/30

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) : February 9, 2010

MICROELECTRONICS TECHNOLOGY COMPANY

(Exact name of registrant as specified in its charter)

Nevada

(State or Other Jurisdiction of Incorporation)

333-130767

(Commission File Number)

N/A

(I. R. S. Employer Identification No.)

1702 ChinaChem Tower, 34-37 Connaught Road, Central, Hong Kong, China

(Address of principal executive offices, including zip code.)

852-3106-3103

(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CRF 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CRF 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CRF 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CRF 240.13e-4(c))

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

The Registrant's board of directors concludes on February 9, 2010 upon discussions with our new independent registered public accounting firm, that the previously issued financial statements, for Form 10-K for the year ending June 30, 2009 and the related statements of operations, stockholders' equity (deficiency), and cash flows for the years ended June 30, 2009, and for the period May 18, 2005 (inception) to June 30, 2009 for which the registrant is required to provide financial statements under Regulation S-X should no longer be relied upon due to material errors involving unrecorded liabilities and stock based compensation.

The board of directors have discussed with the new independent accountant the matters disclosed in the filing pursuant to this item 4.02(b).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MICROELECTRONICES TECHNOLOGY COMPANY

/s/ Brian Stewart

Brian Stewart
Director & Chief Executive Officer

February 9, 2010